Exhibit 12.1

Samson Oil and Gas Limited
Ratio of Earnings to Fixed Charges

	Year Ending 30 June:					Qtr Ending 30 June:
AUD	2004*	2005	2006	2007	2008	2009
Earnings
Pre-tax income/(loss)	3,164,501	2,043,340	(25,432,173)	(2,603,008)	(3,089,325)	(3,358,110)
Fixed charges	-	-	599,613	3,717,393	3,460,235	542,149

Total	3,164,501	2,043,340	(24,832,560)	1,114,385	370,910	(2,815,961)

Fixed charges
Interest expense	-	-	(599,613)	(3,580,161)	(3,333,078)	(505,373)
Borrowing expense	-	-		(137,232)	(127,157)	(36,776)
	-	-	(599,613)	(3,717,393)	(3,460,235)	(542,149)

* Prepared using Australian Accounting Standards, prior to the adoption of International Financial Reporting Standards